Welcome to the First Merchants family!

Becoming Partners In Community Banking iAB Financial Bank Employee Packet We’re growing! Welcome iAB Financial Bank to the First Merchants Family!

February 17, 2017 Fellow iAB Financial Bank Employees: We are excited to announce that iAB Financial Bank is planning to join First Merchants Bank, and would like to personally introduce you to our banking family. The boards of First Merchants Corporation and Independent Alliance Banks, Inc., have approved an agreement to merge our two companies. Pending finalization, iAB will join the First Merchants team. We believe you’ll find First Merchants to be a natural extension of iAB; we’re already neighbors. First Merchants complements your footprint with long-standing locations and market presence in North Manchester, Wabash and Decatur. Our companies share a commitment to personal service, long-term customer relationships, community involvement and Midwestern values. Founded in 1893 and headquartered in Muncie, Indiana, First Merchants Corporation is a $7.2 billion organization. We operate as First Merchants Bank, Lafayette Bank & Trust, and First Merchants Private Wealth Advisors. As the largest financial services holding company headquartered in Central Indiana, our “whole bank” delivery model creates a competitive advantage. We deliver high levels of responsiveness and knowledge through all of our lines of business while leveraging high-quality administration and expertise. We’re convinced our planned partnership will prove to be mutually beneficial to our shareholders, communities, and customers, as well as you, our team members. Looking forward, the combined strength of our companies will allow us to offer a wider array of services, more access and a better overall banking experience. As one company, we will also be better positioned to provide opportunities for talented team members like you. First Merchants respects and values people as our competitive advantage, offering a comprehensive benefit package, family- friendly work environment, and a variety of learning and development opportunities. Like iAB, we encourage volunteer efforts with paid time off Community Days as part of our First Merchants Serves program. We’re sure you have questions about First Merchants and what this news means to you and your customers, and hope some of your questions will be answered in the enclosed materials or online at www.firstmerchants.com. We are still in the early stages of the process, but will continue to share information and timelines for integration, name changes, and platform changes as they become available. As we prepare to combine our banks, rest assured that we will remain true to the principles both our companies were founded on: local decisions, customer focus, and community involvement. We’re proud of our intent to continue our journey and commitment to community banking as new partners, and we look forward to welcoming you to the family. Sincerely, Michael C. Rechin Michael C. Marhenke First Merchants Bank iAB Financial Bank President and CEO President and CEO

ADDITIONAL INFORMATION Forward Looking Statement This presentation contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the expected timing and benefits of the proposed merger (the “Merger”) between First Merchants Corporation (“First Merchants”) and Independent Alliance Banks, Inc., including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of First Merchants’ goals, intentions and expectations; statements regarding the First Merchants’ business plan and growth strategies; statements regarding the asset quality of First Merchants’ loan and investment portfolios; and estimates of First Merchants’ risks and future costs and benefits, whether with respect to the Merger or otherwise. These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of First Merchants and Independent Alliance Banks, Inc. will not be integrated successfully or such integration may be more difficult, time- consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required governmental and shareholder approvals, and the ability to complete the Merger on the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of First Merchants to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like First Merchants’ affiliate bank; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with the First Merchants’ business; and other risks and factors identified in each of First Merchants’ filings with the Securities and Exchange Commission. Neither First Merchants nor Independent Alliance Banks, Inc. undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this presentation or press release. In addition, First Merchants’ and Independent Alliance Banks, Inc.’s past results of operations do not necessarily indicate either of their anticipated future results, whether the Merger is effectuated or not.

iAB Financial Bank/First Merchants Bank Partnership Employee Questions Q: What happens to my benefits? A: Nothing changes with the announcement. Continue to use your current insurance card(s) and process claims as normal. When iAB Financial Bank employees transition over to First Merchants’ benefits, employees will participate in benefit enrollment meetings and will have plenty of advance notice of all changes. After the legal close and on the date that is selected as the “transition date”, all employees (full time and part time) will become eligible for First Merchants’ 401k plan. Details will be forthcoming over the next several months explaining that transition process. Q: What does “legal close” mean? A: On the closing date, which we anticipate will be some time in the third quarter of 2017, iAB Financial Bank will officially merge with and into First Merchants Bank.

Rev. 2017 Page 1 Health Insurance  Two High Deductible Health Plans  Preventive care is covered at 100%  Prescription Drug Coverage Flexible Spending Accounts  Three options to elect  Healthcare FSA  Limited Healthcare FSA  Dependent Care FSA Dental Insurance  Preventive services covered at 100% with no deductible Vision Insurance Wellness Incentives  Two ways to save  #1 – Non-tobacco use  #2 – Annual Physical/Wellness Coaching  No deductible  One annual eye examination  Contact lenses or eyeglass lenses every 12 months and frames every 24 months Additional Insurance Coverage  Two additional voluntary employee paid insurance products are provided if the employee elects to enroll  Accident insurance  Must be covered by a High Deductible Health Plan  Account is portable FIRST MERCHANTS BANK EMPLOYEE BENEFITS SUMMARY First Merchants benefits strategy is designed to attract, retain, and motivate the best talent by providing highly valued healthcare, wellness, financial and work/life balance benefits. Our benefits strategy is to meet the needs of our employees and their families differing needs and lifestyles. All eligibility requirements stated in the benefits plans will utilize your hire date at iAB as the vesting date. KEEPING EMPLOYEES & FAMILIES HEALTHY Eligibility: The following benefits are offered to all employees working 30 or more hours a week and are effective on the 61st day of employment. NOTE: Spouses with medical coverage through their employer are not eligible for health insurance, however, may enroll in dental and vision coverage as long as the employee is enrolled in the coverage. Health Savings Account  Critical Illness Insurance PROTECTING LIFE & INCOME Accidental Death and Dismemberment  Accidental death benefit is provided by First Merchants  Equal to two times annual base salary (maximum of $200,000) Voluntary Life  Available for self, spouse or dependent. Group Term Life Insurance  Bank paid for full-time employees  Equal to two times annual base salary (maximum benefit $200,000) Dependent Group Term Life Insurance  Available for spouse and dependent children  If enrolled as a new employee, no evidence of insurability is required. Short-Term Disability  Full time employees eligible on the 61st day of employment; part-time employees working 30 hours or more are eligible on 181st day of employment  Two coverage options available Long-Term Disability  Bank paid for full time employees  Benefit level is 60% of monthly base pay and is offset by Social Security benefits 1.800.205.3464 | www.firstmerchants.com

PREPARING FOR THE FUTURE

Retirement Income & Savings Plan 401(k)

- All employees who are at least 18 years of age are eligible to participate immediately upon hire
- Plan allows employees to save from 1% to 75% of compensation (pre-tax or after-tax Roth)
- Company match of **100%** of the first 3% of employee contribution; plus **50%** of the next 3% of employee contribution
- Employees vest 20% of the employer match each year, with *100% vesting at 5 years.*
- Participants may request a loan from their 401(k) account

Employee Stock Purchase Plan

- All employees are eligible to participate in the Employee Stock Purchase Plan after 90 days of service prior to a quarterly entry date
- A maximum fair market value of $25,000 in stock can be purchased with an after-tax deduction during a calendar year
- The purchase price each quarter will be 85% of the average fair market value of the stock during the quarter (15% purchase price discount). The price cannot be less than 85% of the lesser of the fair market value at the beginning or end of the quarter

WORK LIFE BALANCE

Vacation

Vacation schedule for employees hired within a calendar year.

Date of Employment	PT < 20 Eligible After 3 Months	PT 20 – 24 Eligible After 3 Months	PT 25 – 29 Eligible After 3 Months	PT 30 – 34 Eligible After 3 Months	Non-Officers Eligible After 3 Months	Officers & AVP Eligible immediately	VP & Above Eligible immediately
Jan to March	None	24 hours	29 hours	34 hours	40 hours	15 days	20 days
April to Jun	None	18 hours	22 hours	26 hours	30 hours	11 days	15 days
July to Aug	None	12 hours	15 hours	17 hours	20 hours	8 days	10 days
Sept to Nov	None	None	None	None	None	4 days	5 days
Dec	None	None	None	None	None	None	None

Vacation schedule for subsequent years of employment beginning on January 1.

Years of Service	PT<20	PT 20 -24	PT 25-29	PT 30 – 34	Non-Officer	Officer & AVP	VP & Above
Up to 1 through 4 years	None	58 hours	70 hours	82 hours	96 hours	17 days	22 days
5 through 9 years	None	72 hours	87 hours	102 hours	120 hours	20 days	22 days
10 through 14 years	None	96 hours	116 hours	136 hours	160 hours	22 days	22 days
15 or more years	None	106 hours	128 hours	150 hours	176 hours	22 days	22 days

Parental Leave

- Full time employees with one (1) year of service may be paid for up to ten (10) business days or eighty (80) hours following the birth or adoption of a child

Bank Holidays

- 10 paid holidays

Bereavement Time

- Time is given to assist employees during difficult time dependent upon the relation

1.800.205.3464 | WWW.FIRSTMERCHANTS.COM

MEMBER FDIC

Rev. 2017 Page 3 Sick Leave  Full and part time eligible after three months of service  During each subsequent year of service on January 1, full time employees receive 64 hours and part-time employees who regularly work more than 20 hours a week, sick leave will be prorated  Sick time rolls over and accumulates Educational Assistance  Full and part time employees after six months of service  Undergraduate or graduate courses taken at an accredited institution  Full time employees receive 75% tuition and 50% book reimbursement provided the employee receives a grade of C or better BANKING SERVICES DISCOUNTS Checking Account Savings Account Employee Loans Travelers Checks Cashier’s Checks Personal Money Orders Safe Deposit Boxes 1.800.205.3464 | www.firstmerchants.com

iAB Financial Bank/First Merchants Bank Partnership KEY MESSAGES Subject to approval by Independent Alliance Banks, Inc. shareholders and banking regulators, we plan to join First Merchants Bank. With this combination, the company would have over $8.3 billion in assets, providing financial strength and the ability to continue our mission of being a high performing, customer- centric company. The planned combination of iAB Financial Bank and First Merchants Bank represents an alliance between two well respected and like-minded companies.  Partnered with iAB Financial Bank, First Merchants Bank provides a perfect complement and natural extension linking Allen, Huntington, Marshall and Wells counties to our existing markets in Decatur, North Manchester and Wabash.  Like iAB, First Merchants shares expertise and commitment to agri-business banking. Our blended resources and continued focus on this specialty area provides us with the unique opportunity to strengthen our foothold in the marketplace.  iAB Financial Bank will become one of six regions within First Merchants Bank, providing robust growth opportunities in the Fort Wayne and surrounding areas.  The combination of iAB Financial Bank and First Merchants Bank provides an excellent opportunity, as we strive to grow profitably and efficiently, in what has become a very competitive and highly regulated industry.  First Merchants Corporation is currently a $7.2 billion financial services holding company, the largest headquartered in Central Indiana. Looking forward, our bank would be over $8.3 billion in total assets, giving us the ability to leverage costs and expenses (economies of scale), for items such as health insurance, IT, internal processing, regulatory and compliance management, etc.  We share a vision of providing relationship banking, while striving to become the highest performing bank in every market we serve. The core values of both companies share a commitment to local decision making, personal service, long-term relationships and community involvement.  First Merchants has a solid balance sheet, with a history of strong earnings, and most importantly, has been serving and providing trusted advice to local communities, just like ours, for over 120 years.  For customers, this combination would support broader access to diverse product and service offerings to include enhanced commercial lending limits. We intend to finalize the combination of iAB Financial Bank and First Merchants Bank in the fourth quarter of 2017 pending the necessary approvals.  The boards of both companies have already signed an agreement to merge.  Next, we plan to get approval from regulators and the shareholders of Independent Alliance Bank, Inc.  We look forward to finalizing the combination once final approvals are obtained. FOR COMMON CUSTOMER QUESTIONS AND THEIR ANSWERS, SEE THE FOLLOWING PAGES.

iAB Financial Bank/First Merchants Bank Partnership Who is First Merchants?  First Merchants is the largest financial services company headquartered in Central Indiana, with over 100 locations in 27 Indiana, two Ohio, and two Illinois counties.  Our community banking history dates back to 1893, giving us over 120 years of experience.  We provide customers with financial services delivered locally by bankers who are known and trusted in their communities. We take pride in building deep, lifelong relationships where customers can bank with their neighbors and friends.  The First Merchants family includes First Merchants Bank, Lafayette Bank & Trust, and First Merchants Private Wealth Advisors. Will you be keeping all iAB Financial Bank banking centers?  It is early in the process, and many decisions, including locations will be made as more information becomes available.  Looking forward, iAB Financial Bank customers would be able to conduct business at even more banking centers. Our combined bank will provide service through over 115 locations throughout 31 counties in Indiana, as well as two counties in both Illinois and Ohio. Will my account number/debit card/service charge change?  Possibly. As we prepare to finalize our partnership, we’ll be evaluating accounts and planning to integrate our systems. We pledge to communicate any necessary changes to you in a clear and timely manner.  For now, it’s business as usual, and you may do your banking as you’ve always done, using your existing account numbers, logins, etc. Will the name of my bank change?  As part of our planned partnership, iAB Financial Bank will proudly be taking the First Merchants Bank name, but the people who serve you would not change.  We believe that banking is personal, and pledge to continue to provide the same personal service and advice you’re accustomed to, coming from the same great people you know and trust. The community banking principles iAB Financial Bank stands for are alive and well.  First Merchants Bank promises “The Strength of Big, The Service of Small.” By taking on a new name, we will be better able to deliver the strength our larger company offers, while keeping our promise to support your ability to deliver personal service, every day.

iAB Financial Bank/First Merchants Bank Partnership Why is this happening/Why First Merchants?  Over the next few days, you may read headlines that say "First Merchants Acquires iAB Financial Bank" or "iAB Financial Bank Sells to First Merchants.” While those headlines are technically correct, they don't properly convey the real spirit of the transaction. iAB Financial Bank and First Merchants believe this to be the best time to join together because there is a great opportunity to combine our strengths. First Merchants is the right strategic partner whose vision and passion for serving its communities is closely aligned with what iAB Financial Bank has been delivering since 2005, and during 70 years as Grabill Bank and MarkleBank.  First Merchants’ strong capital position allows for larger commercial and small business credits, spurring additional economic and community development opportunities, all while preserving a customer-centric approach. Additionally, iAB Financial Bank clients will benefit from enhanced product and service offerings, the convenience of a larger banking center and ATM network and significantly enhanced commercial banking lending limits.

First Merchants Bank | P.O. Box 792, Muncie, IN 47308 | 1.800.205.3464 Lafayette Bank & Trust | A Division of First Merchants Bank | P.O. Box 1130, Lafayette, IN 47902 | 1.800.755.2491 First Merchants Private Wealth Advisors | A Division of First Merchants Bank | P.O. Box 792, Muncie, IN 47308 | 1.866.238.0082 www.firstmerchants.com About First Merchants With over 100 banking locations throughout 27 Indiana counties as well as two in both Illinois and Ohio, we provide our customers with broad financial services delivered locally by bankers who are known and trusted in their communities. First Merchants Corporation is the 105th largest financial services company in the country, as well as the largest financial services holding company headquartered in Central Indiana. For 120 years, our focus has been and remains on building deep, lifelong relationships. Our family includes: First Merchants Bank Serves Adams, Brown, Delaware, Fayette, Hamilton, Hancock, Hendricks, Henry, Jay, Johnson, Lake, Madison, Marion, Miami, Morgan, Porter, Randolph, Shelby, Union, Wabash, and Wayne counties in Indiana, Cook and DuPage counties in Illinois, and Butler and Franklin Counties in Ohio. Lafayette Bank & Trust, A Division of First Merchants Bank Serves Tippecanoe, Carroll, Jasper, White, Montgomery, and Clinton counties First Merchants Private Wealth Advisors, A Division of First Merchants Bank One of the largest trust companies in the state of Indiana; provides a full complement of trust and investment services CORPORATE HEADQUARTERS First Merchants Corporation 200 East Jackson Street Muncie, Indiana 47305 765.747.1500 Stock Symbol: NASDAQ: FRME The Strength of Big, The Service of Small, since 1893. Trust products are not bank deposits and are not FDIC insured. CORP-SHEET-ABOUT-0516

First Merchants
WWW.FIRSTMERCHANTS.COM

First Merchants History



First Merchants Corporation has a rich history that dates back to 1893, when the bank was Merchants National Bank of Muncie. Through many years of acquisitions, mergers and charter consolidations, First Merchants Bank was established.

First Merchants Corporation has continually increased its capital strength through steady growth, sound financial management and a commitment of personal service to our customers. Since our modest beginnings over a century ago, personal, reliable and professional customer service was exhibited when daily entries in hand written journals were made. Today with significant improvements in our processes, via advancements in technology, the Corporation's commitment to personalized customer service is just as important as it was the first day we opened our doors for business.



Service and strength continue to be our theme for growth since our first president, Hardin Roads, started on his quest. It is our people that make this quest of growth a reality.



Our commitment to shareholders is to continue to evolve a culture that values employees while emphasizing high performance results. We want and need our employees to strive for success because they have an ownership in the company. We want and need our employees to view their time spent here as a career rather than a job. We believe strongly in hiring the right attitude first and training for skills.

Our consolidated structure supports our delivery commitment and expands the scope of our lending capabilities, allowing us to deliver strength and service... every day.

1893
- Merchants National Bank

1988
- Pendleton Banking Company

1991
- First United Bank

1996
- Union County National Bank
- The Randolph County Bank

1999
- First National Bank of Portland
- Anderson Community Bank

2000
- Decatur Bank & Trust

2001
- Frances Slocum Bank & Trust

2002
- Lafayette Bank & Trust

2003
- Commerce National Bank

2008
- Lincoln Bank

2012
- Shelby County Bank

2013
- Citizens Financial Bank

2014
- Community Bank

2015
- Cooper State Bank
- Ameriana Bank

FIRST MERCHANTS BANK | P.O. Box 792, Muncie, IN 47308 | 1.800.205.3464
LAFAYETTE BANK & TRUST | A Division of First Merchants Bank | P.O. Box 1130, Lafayette, IN 47902 | 1.800.755.2491
FIRST MERCHANTS PRIVATE WEALTH ADVISORS | A Division of First Merchants Bank | P.O. Box 792, Muncie, IN 47308 | 1.866.238.0082

MEMBER FDIC EQUAL HOUSING LENDER

CORP-SHEET-HISTORY-0316

1 Limited service center Serving Indiana, Illinois and Ohio Banking center ATM Our Banking Locations For the most up-to-date listings of locations and hours, please visit us online at www.firstmerchants.com/locations. www.firstmerchants.com ALBANY 937 W. Walnut St. 765.789.4426 ALEXANDRIA 1202 N. Park Ave. 765.724.2800 ANDERSON 33 W. 10th St. 765.622.9773 1801 N. Scatterfield Road 765.640.4973 1526 E. 53rd St. 765.648.4950 ATTICA Super Test 301 S. Brady St. AVON 7648 E. U.S. Highway 36 317.272.0467 BROOKSTON 103 N. Prairie St. 765.563.6400 BROWNSBURG 975 E. Main St. 317.852.3134 CARMEL 1 E. Carmel Drive Suite 100 317.844.5675 10210 N. Michigan Road 317.554.8260 CICERO 1100 S. Peru St. 317.984.8800 CONNERSVILLE 832 N. Central Ave. 765.827.0811 CRAWFORDSVILLE 134 S. Washington St. 765.362.0200 CROWN POINT 155 N. Main St. 219.228.2275 DALEVILLE 14500 W. Davis Drive 765.378.7077 Heartland Business Center 9301 S. Innovation Drive DECATUR 520 N. 13th St. 260.724.2157 Adams Memorial Hospital 1100 Mercer Ave. Campus Center, Woodcrest of Decatur 1300 Mercer Ave. 1 260.724.2157 DEMOTTE 437 N. Halleck St. 219.987.5812 DYER Woudeland Professional Center 1100 Joliet St. 219.322.5314 EAST CHICAGO 4740 Indianapolis Blvd. 219.228.2272 2121 E. Columbus Drive 219.228.2269 East Chicago Marina 3301 Aldis St. EATON 107 E. Harris St. 765.396.3311 Eaton Pantry 17000 N. State Road 3 FISHERS 11521 Olio Road 317.863.3177 11991 Fishers Crossing Drive 317.813.3323 FLORA 805 E. Columbia St. 574.967.4318 FRANKFORT 60 S. Main St. 765.654.8533 FRANKLIN 2259 N. Morton St. 317.346.7474 Johnson Memorial Hospital 1125 W. Jefferson St. INDIANA 164 65 65 69 74 74 80 39 39 55 55 55 57 57 57 57 64 64 70 70 72 74 74 80 88 88 90 74 70 70 71 71 71 75 75 75 75 77 77 80 90 80 76 70 70 71 71 71 75 75 75 75 77 77 80 90 80 76 164 65 65 69 74 74 80 39 39 55 55 55 57 57 57 57 64 64 70 70 72 74 74 80 88 88 90 74 I n d i a n a I l l i n o i s O h i o O h i o I n d i a n a I l l i n o i s Munster Lafayette Lafayette Munster Darien Carmel Noblesville Alexandria Muncie Muncie Chicago IndianapolisSpringfiel d Columbus Fort Wa yne ColumbusIndianapolis Springfiel d We’re Growing! Current First Merchants Locations iAB Financial Bank Locations Arlington Bank Locations

First Merchants Bank | P.O. Box 792, Muncie, IN 47308 | 1.800.205.3464 Lafayette Bank & Trust | A Division of First Merchants Bank | P.O. Box 1130, Lafayette, IN 47902 | 1.800.755.2491 First Merchants Private Wealth Advisors | A Division of First Merchants Bank | P.O. Box 792, Muncie, IN 47308 | 1.866.238.0082 CORP-SHEET-LOCATIONS-0816-EP GREENFIELD 1810 N. State St. 317.462.4463 GREENWOOD 1250 N. Emerson Ave. 317.881.1414 1275 U.S. Highway 31 N. 317.884.1045 901 S. State Road 135 317.882.4790 Village Crossing Kroger 11 Declaration Drive HAMMOND 5311 Hohman Ave. 219.933.0432 HIGHLAND 3853 45th St. 219.924.6650 Homestead Plaza 8149 Kennedy Ave. INDIANAPOLIS 10333 N. Meridian St.2 5915 N. College Ave. 317.287.0470 INGALLS 227 N. Swain St. KNIGHTSTOWN 22 N. Jefferson St. 765.345.5131 LAFAYETTE 250 Main St. 765.423.7100 3901 State Road 26 E. 765.423.7167 2862 Old U.S. Highway 231 S. 765.423.7166 2504 Teal Road 765.423.7164 2200 Elmwood Ave. 765.423.7163 2513 Maple Point Drive 765.423.3821 1803 Veterans Memorial Parkway S., Suite J 765.423.3841 Super Test 1803 E. 350 S. Super Test 1309 Sagamore Parkway S. LAPEL 1011 N. Main St. 765.534.3181 LIBERTY 107 W. Union St. 765.458.5131 MERRILLVILLE 6101 Harrison St. 219.513.5291 803 W. 57th Ave. MIDDLETOWN 790 W. Mill St. 765.354.2291 MONTICELLO 116 E. Washington St. 574.583.4666 Super Test 301 W. Broadway St. Walmart 1088 W. Broadway St. 574.583.3078 MOORESVILLE 1010 N. Samuel Moore Parkway 317.834.4100 MORGANTOWN 180 W. Washington St. 812.597.4425 MORRISTOWN 488 W. Main St. 765.763.6552 MUNCIE 101 S. Country Club Road 765.747.1332 2101 S. Madison St. 765.747.1541 200 E. Jackson St. 765.747.1500 1628 W. McGalliard Road 765.747.1552 801 S. Tillotson Ave. 765.747.1335 1701 W. University Ave. 765.747.1592 Westminster Village 5801 W. Bethel Ave.1 765.378.8760 MUNSTER 707 Ridge Road 219.836.5500 1720 45th Ave. 219.924.1720 NASHVILLE 189 Commercial St. 812.988.1200 NEW CASTLE 2118 Bundy Ave. 765.529.2230 NEW PALESTINE 7435 W. U.S. Highway 52 317.861.9400 NOBLESVILLE 830 Logan St. 317.773.0800 400 Noble Creek Drive 317.776.7676 1007 S. 10th St.5 317.776.7680 201 N. 10th St.5 317.776.7686 651 Westfield Road 317.776.7735 NORTH MANCHESTER 901 State Road 114 W. 260.982.7504 PENDLETON 3055 W. U.S. Highway 36 765.778.9793 100 E. State St. 765.778.2132 PERU 990 W. Main St. 765.472.4363 PLAINFIELD 1121 E. Main St. 317.837.3640 PORTLAND 112 W. Main St. 3 260.726.7158 Main Street Market 218 W. Lincoln St. 260.726.7158 REMINGTON 101 E. Division St. 219.261.2161 RENSSELAER 200 W. Washington St.4 219.866.7121 St. Joseph’s College Halleck Student Center 910 W. Schaefer Circle REYNOLDS 105 E. 2nd St. 219.984.5471 RICHMOND 2206 Chester Blvd. 765.935.4505 SCHERERVILLE 7650 Harvest Drive 219.864.0947 SHELBYVILLE 29 E. Washington St. 317.398.9721 2350 Marketplace Blvd. 317.642.5110 ST. JOHN 11100 W. 109th Ave. 219.513.5420 TRAFALGAR 110 N. State Road 135 317.878.4111 UNION CITY 450 W. Chestnut St. 765.964.3702 UPLAND Taylor University 236 W. Reade Ave. VALPARAISO 855 Thornapple Way 219.465.1602 WABASH 1250 N. Cass St. 260.563.4116 189 W. Market St. 260.563.4116 WEST LAFAYETTE 2329 N. Salisbury St. 765.423.7162 Purdue University Cary Quadrangle 1016 W. Stadium Ave. Purdue University Hillenbran Dining Court 1301 Third St. JB Battlefield 5851 State Road 43 N. WESTFIELD 3333 E. State Road 32 317.867.7740 WINCHESTER 122 W. Washington St. 765.584.2501 YORKTOWN 1501 N. Nebo Road 765.747.4910 BOLINGBROOK Holiday Inn 205 Remington Blvd. DARIEN 8301 S. Cass Ave. 630.203.1653 FLOSSMOOR Flossmoor Commons 3301 Vollmer Road 708.263.6415 HARVEY 135 E. 154th St. 708.263.6414 HEGEWISCH, CHICAGO 13323 S. Baltimore Ave. 773.646.1000 PALOS HEIGHTS 7101 W. 127th St. 708.263.6418 SOUTH HOLLAND 601 E. 162nd St. 708.263.6416 TINLEY PARK 7231 171st St. 708.614.2315 Hilton Garden Inn 18335 LaGrange Road Country Inn & Suites 18315 LaGrange Road Holiday Inn 18451 Convention Center Drive Convention Center 18451 Convention Center Drive COLUMBUS 3650 Olentangy River Road 614.583.2200 1616 E. Dublin Granville Road 614.408.0410 3245 N. High St. 614.408.0470 5090 N. High St. 614.408.0480 1669 W. 5th Ave. 614.408.0250 DUBLIN 5811 Sawmill Road 614.408.0274 OXFORD 4 N. College Ave. 513.524.8301 REYNOLDSBURG 6950 E. Main St. 614.408.0375 ILLINOIS OHIO 1 Limited service center; 2 ATM and business banking only. No cash on premises. 3Drive up & ATM located at 115 W. Main St. 4 ATM 1 block NW of banking center. 5 Drive up only, no lobby.

The Strength of Big First Merchants Corporation is the largest financial services company headquartered in Central Indiana with over 100 locations in 27 Indiana counties as well as two counties in both Illinois and Ohio. We provide our customers with broad financial services, delivered locally by bankers who are known and trusted in their communities. First Merchants Bank has been providing the best of what community banking can offer since 1893. With over $2.0 billion in assets, First Merchants Private Wealth Advisors is one of the largest trust organizations in the State of Indiana offering a full array of trust services to businesses, individuals and non-profit organizations. First Merchants Bank | P.O. Box 792, Muncie, IN 47308 | 1.800.205.3464 Lafayette Bank & Trust | A Division of First Merchants Bank | P.O. Box 1130, Lafayette, IN 47902 | 1.800.755.2491 First Merchants Private Wealth Advisors | A Division of First Merchants Bank | P.O. Box 792, Muncie, IN 47308 | 1.866.238.0082 www.firstmerchants.com CORP-SHEET-STRENGTH-0217-temp 164 65 65 69 74 74 80 39 39 55 55 55 57 57 57 57 64 64 70 70 72 74 74 80 88 88 90 74 70 70 71 71 71 75 75 75 75 77 77 80 90 80 76 70 70 71 71 71 75 75 75 75 77 77 80 90 80 76 164 65 65 69 74 74 80 39 39 55 55 55 57 57 57 57 64 64 70 70 72 74 74 80 88 88 90 74 I n d i a n a I l l i n o i s O h i o O h i o I n d i a n a I l l i n o i s Munster Fort W ayne Lafayette Lafayette Munster Darien Carmel Noblesville Alexandria Muncie Muncie Chicago IndianapolisSpringfiel d Columbus ColumbusIndianapolis Springfiel d

The Service of Small The balance that makes First Merchants unique is our unwavering commitment to the communities we service. With a legacy of over 120 years, we believe that to be a true community bank, we must be an active partner in the community. Partnership to us means more than writing a check for a donation or showing up for a photo opportunity. Partnership is doing. Painting and cleaning a child care facility, feeding the hungry, building Habitat homes, doing what it takes to make our communities better places to work and live. Through our First Merchants Serves program, we offer each and every First Merchants employee the opportunity to volunteer in their community and receive full pay one day per year. Not surprisingly, a large percentage of our employees give back far more than one day annually. We believe the strength of our communities is fundamentally beneficial for all of us. It’s part of our legacy, and the right thing to do. First Merchants Bank | P.O. Box 792, Muncie, IN 47308 | 1.800.205.3464 Lafayette Bank & Trust | A Division of First Merchants Bank | P.O. Box 1130, Lafayette, IN 47902 | 1.800.755.2491 First Merchants Private Wealth Advisors | A Division of First Merchants Bank | P.O. Box 792, Muncie, IN 47308 | 1.866.238.0082 www.firstmerchants.com CORP-SHEET-SERVICE-0217

First Merchants WWW.FIRSTMERCHANTS.COM

First Merchants Corporation **Fact Sheet**

February 7, 2017

First Merchants Corporation Announces Record Fourth Quarter 2016 Results.

Fourth Quarter 2016 Earnings

First Merchants Corporation (NASDAQ - FRME) reported record 4th quarter 2016 net income of $22.3 million, compared to $14.2 million during the 4th quarter of 2015. Earnings per share for the period totaled a record $.55 per share, an increase of $.18 per share, or 48.6 percent, over the same period in 2015.

Year-to-date net income totaled a record $81.1 million, compared to $65.4 million during the same period in 2015. Earnings per share for the full year of 2016 totaled a record $1.98 per share, an increase of $.26 per share, or 15.1 percent over the same period in 2015.

Michael C. Rechin, President and Chief Executive Officer, stated, "First Merchants' 2016 results included record performance throughout nearly every category of the balance sheet and income statement which resulted in successful achievement of our year's high performance targets. Crisp execution, the economic and interest rate outlook, combined with our recently announced Columbus, Ohio expansion, position us to deliver sustained value through 2017 and beyond."

4th Quarter Highlights

- Net Interest Margin Stays Strong at 3.90%
- 1.26% Return on Average Assets
- Efficiency Ratio of 52.18%

Full-Year Highlights

- Record Net Income of $81.1 Million, a 24% Increase over 2015
- Earnings Per Share of $1.98, a 15.1% Increase over 2015; Highest in Company's History
- Total Assets of $7.2 Billion; Grew by 6.7% over 2015
- $446 Million of Organic Loan Growth for the Year Reflects a 9.5% Growth Rate

Analyst Comments

D A Davidson – January 2017

Buy

4Q16 EPS of $0.55 was up 7.8% from 3Q16 EPS of $0.51 and up 48.6% from the comparable year ago period. The linked quarter improvement in earnings was attributable to higher spread income (+1.7%) and significantly lower noninterest expenses (-4.9%). We are raising our 2017 and 2018 EPS estimates to $2.12 and $2.38 from $2.11 and $2.35, respectively, to account for the accretive impact of the acquisition.

Keefe, Bruyette & Woods – January 2017

Outperform

FRME finished off a successful 2016 by posting a strong 4th quarter result, beating expectations by $0.04/sh. Lower expenses and continued strong loan growth were the driving forces behind this quarter's performance. We expect positive operating trends to continue, leading us to raise our 2017/2018 estimates, as well as our price target to $41. We reiterate our Outperform rating on the shares.

FIG – January 2017

Market Perform

We are maintaining our "Market Perform" rating and bumping our Price Target to $40 (+$1) which reflects about 16x our 2018 EPS plus credit for excess capital and ~250% of 2017 tangible book value. We continue to believe a peer like multiple or slightly better is justified given the company's healthy profitability, solid/consistent growth trends, and strong credit quality and asset sensitivity.

Top 25 Regional Banks 2015 SNL Financial

2016 FOURTH QUARTER STATISTICS

Asset Size	$7.2 billion
Deposits	$5.6 billion
Loans	$5.1 billion
Private Wealth	$2 billion
Customers	199,246
Banking Centers	106
ATMs	124
NASDAQ Symbol	FRME

Capital Position

	2016 4Q FMC	"Well-Capitalized" Requirements
Total Risk-Based Capital Ratio	14.21%	10%
Tier 1 Risk-Based Capital Ratio	12.02%	6%
Leverage Ratio	10.54%	5%
TCE/TCA	9.24%	N/A

At a Glance

As Central Indiana's largest community banking company, we deliver superior service with presence close to the customer in 27 Indiana, two Ohio and two Illinois counties for:

- Retail Banking
- Mortgage Banking
- Business Banking
- Commercial Banking (Middle Market, Agriculture, Healthcare Services, Real Estate)
- Cash Management Services
- Private Wealth Advisors (Investment Management, Trust, Retirement, Private Banking and Brokerage)

FIRST MERCHANTS BANK | P.O. Box 792, Muncie, IN 47308 | 1.800.205.3464
LAFAYETTE BANK & TRUST | A Division of First Merchants Bank | P.O. Box 1130, Lafayette, IN 47902 | 1.800.755.2491
FIRST MERCHANTS PRIVATE WEALTH ADVISORS | A Division of First Merchants Bank | P.O. Box 1467, Muncie, IN 47308 | 1.866.238.0082

CORP-SHEET-FACT-4Q16

Michael C. Rechin is President and Chief Executive Officer of First Merchants Corporation, a $7.2 billion financial holding company headquartered in Muncie, Indiana, with banking operations in Indiana, Illinois and Ohio. The Corporation also operates First Merchants Private Wealth Advisors. Rechin joined First Merchants in 2005 as Chief Operating Officer. He was promoted in April 2007 to President and Chief Executive Officer. Prior to joining First Merchants Corporation, Mike was Executive Vice President of Corporate Banking for National City Bank, managing its Indiana operations. Mike began his banking career with National City in Cleveland, Ohio, where he grew up and relocated to Indianapolis in 1995. During his tenure with National City, Mike had responsibility for all commercial banking activities. Mike is a graduate of Miami University of Ohio with a bachelor’s degree in English and an MBA in finance. As an active leader in the central Indiana community, Mike is a director of the Indiana State Chamber of Commerce, Lynx Capital Corporation, The Center for the Performing Arts, Sheehan Family Foundation, and OneZone. He previously served as a director of the United Way of Central Indiana, The Arts Council of Indianapolis and Junior Achievement of Indianapolis. Mike is an avid golfer and an all-around sports fan focusing primarily on Indiana and Cleveland teams. Mike and his wife, Debbie, have three children and reside in Carmel, Indiana. Mike Rechin President and Chief Executive Officer 765.213.3488 | mrechin@firstmerchants.com www.firstmerchants.com BIO-SHEET-RECHIN-0117

Mark K. Hardwick is Executive Vice President, Chief Financial Officer and Chief Operating Officer of First Merchants Corporation, a $7.2 billion financial holding company headquartered in Muncie, Indiana, which operates in Indiana, Ohio and Illinois. Hardwick joined First Merchants in November of 1997 as Corporate Controller and was promoted to CFO in April of 2002. In June of 2007, Hardwick also assumed all leadership responsibilities related to Operations, Technology and Risk Management for the Corporation. Prior to joining First Merchants Corporation, Hardwick served as a senior accountant with BKD, LLP in Indianapolis. Hardwick is a graduate of Ball State University with a Bachelor’s degree in Accounting and a Master’s in Business Administration. He is also a Certified Public Accountant and a graduate of the Stonier School of Banking. As a leader in the central Indiana community, Hardwick serves as a member of the Board of Meridian Services, Union Chapel Ministries, Cardinal Properties, Inc., The Miller College of Business Advisory Board and a member of the Finance Committee of The Community Foundation of Muncie and Delaware County. Hardwick is a member of the Ball State University Athletic Hall of Fame and a Distinguished Alumni of the Ball State University Miller College of Business. He was also the recipient of the Indianapolis Business Journal’s “CFO of the Year” in 2012. Mark and his wife, Cathy, live in Yorktown, Indiana, and have two children, Halie and Bryce. Mark Hardwick Executive Vice President, Chief Financial Officer and Chief Operating Officer 765.751.1857 | mhardwick@firstmerchants.com www.firstmerchants.com BIO-SHEET-HardwickMark-0117

Mike is Executive Vice President and Chief Banking Officer for First Merchants Corporation, a $7.2 billion financial holding company headquartered in Muncie, Indiana, which has operations throughout Indiana, central Ohio and Illinois. The Corporation also operates First Merchants Private Wealth Advisors. Stewart has a bachelor’s degree in Finance from Millikin University in Decatur, IL, and an MBA from Butler University in Indianapolis, IN. His current community support includes Director and past Chairman of Bosma Industries, Director of Westminster Neighborhood Services, Director of Park Tudor Planned Giving and past Director for Junior Achievement of Central Indiana, Inc., past Chairman of the Seton Society (a St Vincent Hospital Foundation Organization) and an alumnus of the Diversity Leadership Group of Greater Indianapolis. He also served two years on the Board of Directors of Ballet Internationale and was Co-Chair of National City’s Central Indiana United Way Campaign. Stewart joined First Merchants in 2008 as Chief Banking Officer. Prior to joining First Merchants, Stewart spent eighteen years with National City Bank, most recently as Executive Vice President of the Corporate Bank and Chief Credit Officer of the Indiana Bank. Stewart and his wife, Barb, have one son. Mike Stewart Executive Vice President and Chief Banking Officer 765.213.3434 | mstewart@firstmerchants.com www.firstmerchants.com BIO-SHEET-StewartMike-0217

John is Executive Vice President and Corporate Chief Credit Officer for First Merchants Corporation, a $7.2 billion financial holding company headquartered in Muncie, Indiana, which has operations in Indiana, Illinois and Ohio. The Corporation also operates First Merchants Private Wealth Advisors. John’s career with First Merchants began in 2007 as First Vice President and Senior Manager of Lending Processes. He was promoted to Deputy Chief Credit Officer in 2008, to Corporate Chief Credit Officer in 2009, and Executive Vice President in 2013. Prior to joining First Merchants, John was Senior Vice President and Credit Officer at National City Bank covering a multi-state portfolio. John is a graduate of Indiana University with a Bachelor’s degree in economics and holds a Masters of Business Administration from Case Western University, Weatherhead School of Management. Martin and his wife have two children and reside in Westfield, Indiana. John Martin Executive Vice President and Corporate Chief Credit Officer 765.378.8534 | jmartin@firstmerchants.com www.firstmerchants.com BIO-SHEET-MartinJohn-0217